UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2025
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab Announces Updates To Its Board of Directors

On December 1, 2025, Grab Holdings Limited (“Grab”) announced updates to its board of directors (the “Board”). With effect from December 1, 2025, Laura Franco, former Executive Vice President and General Counsel of Madison Square Garden Entertainment Corp. and Sphere Entertainment Co., will join the Board as an independent director. Effective from the same date, Ng Shin Ein will retire from the Board. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab Announces Updates To Its Board of Directors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	__/s/ Peter Oey__________________
Date: December 1, 2025		Name: Peter Oey
Title: Director and Chief Financial Officer